

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 5, 2012

<u>Via E-mail</u>
Mr. William Lieberman
Acting President, Chief Executive Officer and Principal Financial Officer
Eco-Trade Corp.
1915 Eye Street, NW
Washington, DC 20006

> **Re:** **Eco-Trade Corp.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 1-12000**

Dear Mr. Lieberman:

We issued comments to the company on the above captioned filing on February 6, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 15, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding requests or contact us by March 15, 2012 we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Tom Kluck, Legal Branch Chief at 202.551.3233 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief